FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press release dated February 10, 2009, captioned “Disclosure under Regulation 8A (4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
February 11, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13365

10 February 2009

Sub:	Disclosure under regulation 8A (4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

We are in receipt of disclosures from Panatone Finvest Limited and Tata Sons Limited under Regulation 8A(2) of SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997 (Attachment 2 and Attachment 3). Accordingly please find sent herewith our intimation (Attachment 1) under regulations 8A (4) of the above mentioned regulations in the prescribed format.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. lyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 31 99.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Annexure 1

REPORTING FORMAT U/R 8A(4) TO BE FILED BY THE COMPANY TO STOCK EXCHANGE

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to the stock exchange(s) in terms of Regulations 8A(4) of SEBI(Substantial Acquisition of Shares and Takeovers Regulations, 1997)

This report is required to be filed by the company every time when the aggregate quantity of shares pledged by the promoter / every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter.

Date of Reporting	10 February 2009
Name of the company	Tata Communications Limited
Total no. of outstanding shares of the company	28,50,00,000

Name of the entity	A Details of transaction(s)		B Aggregate details after the transaction(s)
			Total no. of shares held by the entity in the company	Information of pledge
	Date of transaction	Number of shares pledged		Total No. of shares pledged	% of total shares pledged to total no. of shares held by the entity in the company	% of shares pledged to total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI) = (V) / (IV)	(VII)
Tata Sons Limited	—	—	3,10,13,497	2,00,00,000	64.49	7.02
Panatone Finvest Limited	2 February 2009	1,00,00,000	10,92,35,857	1,00,00,000	9.15	3.51

Notes:

1)	“Entity” means “Promoter or every person forming part of the Promoter Group”

2)	Details under (A) shall include chronological details of all individual transactions(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A (4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

3)	Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges.

Place : Mumbai	For Tata Communications Limited

Date : 10 February 2009
Satish Ranade Company Secretary and CLO

Attachment 2

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

The Company Secretary

Tata Communications Limited

M G Road, Mumbai 400 001

6th February, 2009

Kind Attn: Mr. Satish Ranade

Sub: Disclosure under Regulation 8A (2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997

Dear Sir,

In terms of the disclosure required under Regulation 8A (2) of SEBI Substantial Acquisition of Shares and Takeovers) Regulations 1997 regarding shares pledged by the promoter or every person forming part of the promoter group, we forward herewith the details of the shares pledged of your company by Panatone Finvest Limited in the prescribed format.

Kindly acknowledge receipt.

Yours faithfully,

PANATONE FINVEST LIMITED

(Manoj Kumar C V)
Company Secretary

Encl: as above

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 66657142/7735, Fax 6665 8080)

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

REPORTING FORMAT U/R 8A(1), 8A(2) and 8A(3) TO BE FILED BY THE PROMOTER / PROMOTER GROUP

TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulations 8A(1), 8A(2) and 8A(3) of SEBI(Substantial Acquisition of Shares and Takeovers)

Regulation, 1997)

Name of the Reporting entity	Panatone Finvest Limited
Whether belonging to Promoter / promoter group	Promoter	~~Yes / No (strike out which is not applicable)~~
	Promoter group	Yes / ~~No~~ (strike out which is not applicable)
Date of Reporting	06.02.2009
Name of the company	Tata Communications Limited
Total no. of outstanding shares of the company	285,000,000

Pre-transaction Details		Transaction Details			Post-transaction Details
Total no. of shares held in the company by the reporting entity	Total no. of shares pledged by the reporting entity	Date of the transaction	Nature of the transaction: Pledge (P); Revoke (R); Invoke (I)	No. of shares pledged/ revoked/ invoked	Total no. of shares held in the company by the reporting entity	Total no. of shares pledged by the reporting entity	% of the shares pledged, to the total no. of shares held in the company by the reporting entity	% of shares pledged to the total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)
109,235,857	—	2-Feb-09	Pledge	10,000,000	109,235,857	10,000,000	9.15%	3.51%

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 66657142/7735, Fax 6665 8080)

Attachment 3

The Company Secretary

Tata Communication Limited

M. G. Road,

Mumbai 400 001

5th February, 2009

Kind Attn: Mr. Satish Ranade

Sub: Disclosure under Regulation 8A (1) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997

Dear Sir,

In terms of the disclosure required under Regulation 8A (1) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations 1997 regarding shares pledged by the promoter or every person forming part of the promoter group, we forward herewith the details of the shares pledged of your company by Tata Sons Limited in the prescribed format.

Kindly acknowledge receipt.

Yours faithfully,

TATA SONS LIMITED

(F N Subedar)
Senior Vice President, Finance and Company Secretary

TATA SONS LIMITED Bombay House 24 Homi Mody Street Mumbai 400 001 Tel 91 22 6665 8282 Fax 91 22 6665 8080 e-mail tatasons@tata.com

REPORTING FORMAT U/R 8A(1), ~~8A(2) and 8A(3)~~ TO BE FILED BY THE PROMOTER / PROMOTER GROUP

TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulations 8A(1), 8A(2) and 8A(3) of SEBI ((Substantial Acquisition of Shares and Takeovers)

Regulation, 1997)

Name of the Reporting entity	Tata sons Limited
Whether belonging to Promoter / promoter group	Promoter	Yes / ~~No~~ (strike out which is not applicable)
	~~Promoter group Yes / No (strike out which is not applicable)~~
Date of Reporting	06.02.2009
Name of the company	Tata Communications Limited
Total no. of outstanding shares of the company	285,000,000

Pre-transaction Details		Transaction Details			Post-transaction Details
Total no. of shares held in the company by the reporting entity	Total no. of shares pledged by the reporting entity	Date of the transaction	Nature of the transaction: Pledge (P); Revoke (R); Invoke (I)	No. of shares pleged/ revoked/ invoked	Total no. of shares held in the company by the reporting entity	Total no. of shares pledged by the reporting entity	% of the shares pledged, to the total no. of shares held in the company by the reporting	% of shares pledged to the total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)
3,10,13,497	2,00,00,000	—	—	—	3,10,13,497	2,00,00,000	64.49	7.02

TATA SONS LIMITED

Bombay House 24 Homi Mody Street Mumbai 400 001

Tel 91 22 6665 8282 Fax 91 22 6665 8080 e-mail tatasons@tata.com